Exhibit 99.1

Ballard Signs Framework Agreement for Fuel Cell Module Development to Power Trams in China

VANCOUVER and BEIJING, June 10, 2015 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) today announced that it has signed a framework agreement with Tangshan Railway Vehicle Company, Limited (TRC) for development of a new fuel cell module that will be designed to meet the requirements of tram or Ground Transport Vehicle (GTV) applications.

The framework agreement contemplates that TRC trams will use next-generation Ballard fuel cell power modules designed specifically for this application. Initial work is expected to involve Technology Solutions provided by Ballard to assist in the design and integration of a fuel cell power module into TRC tram equipment, with the goal of powering a GTV prototype in 2016.

TRC was established in 1881 as China's first manufacturer of locomotives and rolling stock. In its nearly three-centuries of operation the company has delivered a number of important "firsts" in China, including the first: locomotive; passenger train; freight wagon; inspection train; titling train; and 70% low-floor light rail train. In January 2011, TRC also recorded the world's fastest railway test speed of 487.3 kilometers per hour (302 miles per hour).

In aggregate, TRC has manufactured more than 10,000 trains throughout its long history. Headquartered in Tangshan, Hebei province of China, today TRC offers a range of electric train cars and magnetic levitation products as well as technologies for electric multiple unit (EMU) system integration and network controls.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product development activities. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 07:30e 10-JUN-15